UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

First Quarter 2010 Earnings Release
Regulated Information
May 5, 2010 - 8:00 a.m. CET

DELHAIZE GROUP REPORTS GROUP SHARE IN NET PROFIT INCREASE OF 6.5%

AT IDENTICAL EXCHANGE RATES IN THE FIRST QUARTER OF 2010

Financial Highlights First Quarter 2010 (at identical exchange rates)

•	Revenue growth of 1.7%

•	Comparable store sales growth of -1.8% in the U.S. and 4.3% in Belgium

•	Stable operating margin of 4.9%; outstanding operating margin of 5.3% in Belgium

•	Operating profit increase of 1.7%

•	Group share in net profit increase of 6.5%

Other Highlights

•	Confirmation of 2010 operating profit growth guidance

•	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “We are pleased with our first quarter results. Our Group continues to post revenue growth despite a tough comparison with last year’s highly inflationary environment and significant price investments at Food Lion as planned since the beginning of the year. Our volume trends in the U.S. continued to improve, which is an early sign that our customers are reacting positively to our price reset. Delhaize Belgium’s performance is outstanding and our continued price repositioning efforts, together with successful sales building initiatives have resulted in continued weekly market share gains for 15 months now.”

“We are starting to execute our New Game Plan, and are determined to reinforce our value leadership in all of our markets, as evidenced by our significant price repositioning started in January at Food Lion and further price decreases at Delhaize Belgium at the end of the first quarter of this year. At the same time, we want to protect our profitability and strong operating margin and are committed to our EUR 300 million annual gross cost savings target by the end of 2012. We are on track as shown by the decrease of SG&A as a percentage of revenues despite lower sales leverage in the U.S.”

“While we remain cautious for the rest of the year as a result of the continued challenging economic environment, our first quarter performance and our plans for the rest of the year lead us to confirm our 2010 guidance that will primarily be generated in the second half of the year.”

•	Financial Highlights

	1st Q 2010(1)
In millions of EUR, except EPS (in EUR)	Actual Results		At Actual Rates	At Identical Rates
Revenues	4 971		-2.3%	+1.7%
Operating profit	241		-2.7%	+1.7%
Operating margin	4.8	%(2)	—	—
Profit before taxes and discontinued operations	190		-1.3%	+3.0%
Net profit from continuing operations	130		+2.6%	+6.9%
Group share in net profit	130		+2.2%	+6.5%
Basic earnings per share (Group share in net profit)	1.29		+2.0%	+6.2%

(1)	The average exchange rate of the U.S. dollar against the euro weakened by 5.8% in the first quarter of 2010 (1 EUR = 1.3829 USD) compared to the first quarter of 2009.
(2)	Operating margin was 4.9% at identical exchange rates.

Delhaize Group – Earnings Release – First Quarter 2010	1 of 17

•	First Quarter 2010 Income Statement

Revenues

In the first quarter of 2010, Delhaize Group posted revenue growth of 1.7% at identical exchange rates. At actual exchange rates, revenues decreased by 2.3% to EUR 5.0 billion due to the weakening of the U.S. dollar by 5.8% against the euro compared to the first quarter of 2009. Organic revenue growth was 1.6% for the quarter.

Revenue growth in the first quarter of 2010 was mainly the result of:

•	a strong increase of Belgian revenues by 5.2%, supported by a 4.3% comparable store sales growth and new store openings compared to the first quarter of last year;

•	the continued strong performance of Alfa Beta, that generated a 9.2% increase in revenues as a result of strong comparable sales growth and network expansion;

•	solid revenue growth of 18.4% at identical exchange rates in Romania and Indonesia; partly offset by

•	a 0.4% decrease of U.S. revenues in local currency, driven by comparable store sales evolution of -1.8% (-1.2% unadjusted for the timing of Easter) as a result of continued retail deflation of -1.6%.

Delhaize Group ended the first quarter of 2010 with a sales network of 2 725 stores, representing a net reduction of 7 stores for the quarter (including the closing of 16 underperforming U.S. stores in conjunction with the U.S. restructuring as communicated in January of this year).

Gross margin

Gross margin decreased to 25.7% of revenues (26.1% in the first quarter of 2009) as a result of the planned price investments at Food Lion and Hannaford, partly offset by improved supplier conditions in Belgium and Greece and good inventory results at all our U.S. operating companies.

Other operating income

Other operating income increased by 21.4% to EUR 21 million, mainly attributable to more waste recycling income at Food Lion and Hannaford as a result of higher rates.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.2% of revenues, a decrease of 25 basis points (19 basis points at identical exchange rates) compared to last year despite lower sales leverage. Cost savings initiatives across the Group, lower utility expenses and the positive leveraging effect of strong sales at Delhaize Belgium contributed to this positive evolution.

Other operating expenses

Other operating expenses amounted to EUR 1 million (income) in the first quarter of 2010 compared to EUR 5 million expense last year mainly due to a favorable adjustment to store closing and restructuring provisions partly offset by snow storm related expenses, both in the U.S.

Operating profit

Operating profit decreased by 2.7% at actual exchange rates to EUR 241 million (+1.7% at identical exchange rates). Operating margin remained almost stable at 4.8% of revenues (4.9% at identical exchange rates) mainly as a result of lower selling, general and administrative expenses and favorable other operating income and expenses offsetting the impact of price investments on gross margin.

Net financial expenses

Net financial expenses amounted to EUR 51 million, a decrease of 7.6% compared to last year mainly due to the weakening of the U.S. dollar and lower interest rates on USD floating rate debt.

Effective tax rate

The effective tax rate decreased from 34.2% to 31.6%, mainly as a result of the organizational restructuring in the U.S. last year.

Net profit from continuing operations

Net profit from continuing operations increased by 2.6% (+6.9% at identical exchange rates) and amounted to EUR 130 million, or EUR 1.30 basic per share (EUR 1.26 in 2009).

Delhaize Group – Earnings Release – First Quarter 2010	2 of 17

Results from discontinued operations, net of tax

Last year, the result from discontinued operations, net of tax, amounted to EUR 1 million and included the results from our German operations to be divested, and a gain relating to contractual adjustments in relation to the sale of Delvita in 2007.

Net profit

Group share in net profit amounted to EUR 130 million, an increase of 2.2% at actual exchange rates (+6.5% at identical exchange rates) compared to 2009. Per share, basic net profit was EUR 1.29 (EUR 1.27 in 2009) and diluted net profit was EUR 1.28 (EUR 1.24 in 2009).

•	Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In the first quarter of 2010, net cash provided by operating activities amounted to EUR 282 million, a decrease of 19.5% at identical exchange rates compared to 2009 primarily due to higher inventories in the U.S. and lower accounts payable at Alfa Beta, partly offset by the absence of tax payments during this quarter due to timing.

Investment activities

Capital expenditures increased slightly compared to the first quarter of last year (EUR 3 million).

Business acquisitions amounted to EUR 7 million and included the acquisition of two stores at Hannaford, four affiliated stores in Luxembourg and a remaining amount paid for the Koryfi acquisition whereas business acquisitions last year amounted to EUR 25 million for the acquisition of two affiliated stores in Luxembourg.

Free cash flow

Delhaize Group generated free cash flow of EUR 205 million, a decrease of EUR 65 million compared to last year mainly as a result of lower cash provided by operating activities.

Net debt

Net debt to equity ratio continued to improve, decreasing to 41.0% compared to 46.8% at the end of 2009. Delhaize Group’s net debt amounted to EUR 2.0 billion at the end of March 2010, a decrease of EUR 99 million compared to EUR 2.1 billion at the end of December 2009 mainly as a result of free cash flow generation, partly offset by the strengthening of the U.S. dollar between the two balance sheet dates.

Delhaize Group – Earnings Release – First Quarter 2010	3 of 17

•	Segment Reporting

First Quarter 2010		Revenues			Operating Margin		Operating Profit/(Loss)
	(in millions)	1st Q 2010	1st Q 2009	2010 /2009	1st Q 2010	1st Q 2009	1st Q 2010	1st Q 2009	2010 /2009
United States	USD	4 675	4 694	-0.4%	5.3%	5.7%	248	266	-6.9%
United States	EUR	3 381	3 603	-6.2%	5.3%	5.7%	179	204	-12.3%
Belgium	EUR	1 144	1 087	+5.2%	5.3%	4.0%	61	44	+37.2%
Greece	EUR	378	346	+9.2%	1.7%	1.7%	6	6	+4.9%
Rest of the World(1)	EUR	68	53	+28.3%	1.1%	(0.8%)	1	—	+282.9%
Corporate	EUR	—	—	N/A	N/A	N/A	(6)	(7)	+9.0%
TOTAL	EUR	4 971	5 089	-2.3%	4.8%	4.9%	241	247	-2.7%

(1)	The segment “Rest of the World” includes Mega Image (Romania) and 51% of Super Indo (Indonesia).

United States

In the first quarter of 2010, revenues from our operations in the United States decreased by 0.4% to USD 4.7 billion (EUR 3.4 billion). Revenues were impacted by a negative comparable store sales evolution of 1.8% (-1.2% unadjusted for the timing of Easter). Retail food deflation was 1.6% in the first quarter of this year, compared to inflation of 4.1% in the first quarter of last year. Major price investments started in January, mostly at Food Lion, as evidenced by a 160 basis points gap between our retail price and cost price inflation. After more than two years of negative though improving volume trends, real growth was almost flat for the quarter.

At Food Lion, prices on thousands of items have been permanently reduced since the beginning of the year, as planned and in line with our strategic commitment to reinforce our value leadership in all our markets and to focus our price positioning on the market’s price leader, as outlined in our New Game Plan. In the U.S., the number of items per customer transaction further increased during the first quarter of this year mainly driven by Food Lion. Hannaford continues to see growth in the number of transactions. Private brand penetration continued to increase compared to last year.

At the end of March 2010, Delhaize Group operated 1 596 supermarkets in the U.S.

In the first quarter of 2010, operating profit decreased by 6.9% in local currency and the operating margin amounted to 5.3% of revenues (5.7% in the first quarter of 2009). Gross margin decreased due to price investments at Food Lion and Hannaford, partly offset by better inventory results at all three operating companies. Despite lower sales leverage, disciplined cost management at all our U.S. operating companies resulted in a decrease of selling, general and administrative expenses as a percentage of revenues. Operating expenses decreased mainly as a result of lower payroll due to productivity efforts, deliberate cost reductions and adjustments to restructuring and store closing provisions.

Belgium

In the first quarter of 2010, revenues of Delhaize Belgium increased by 5.2% to EUR 1.1 billion, supported by strong comparable store sales growth of 4.3%. A strong commercial plan with attractive assortments, powerful merchandising actions and continued focus on price competitiveness have resulted in a continued increase in transaction counts for the quarter. Food retail inflation for the quarter was almost flat at 0.1%. Price positioning as well as price perception further improved, leading to market share increases every week since the beginning of 2009.

The sales network of Delhaize Belgium remained unchanged compared to year-end 2009 with 792 stores, including 751 stores in Belgium (among which 138 company-operated supermarkets) and 41 stores in the Grand Duchy of Luxembourg.

Delhaize Belgium grew operating profit by 37.2%. The operating margin of Delhaize Belgium was 5.3% compared to 4.0% last year. This is the highest quarterly operating margin in more than ten quarters and is the result of both gross margin improvement (resulting from better negotiations with suppliers) and lower operating expenses as a percentage of revenues (mainly resulting from higher sales leveraging).

Delhaize Group – Earnings Release – First Quarter 2010	4 of 17

Greece

In the first quarter of 2010, revenues in Greece grew by 9.2% despite an increasingly uncertain economic environment. This revenue increase was driven by comparable store sales growth and new store openings. Comparable store sales growth was almost entirely the result of volume improvements as food retail inflation was almost flat at 0.2%. Volume improvements were the result of both a higher number of transactions and a higher number of items per transaction. Alfa Beta’s market share continued to increase.

The operating margin of Alfa Beta remained stable at 1.7% of revenues as a result of salary increases and the integration of the recently acquired Korify stores, partly offset by an increase in gross margin resulting from better supplier agreement negotiations during 2009. This led to an operating profit increase of 4.9%.

Rest of the World (Romania and Indonesia)

Revenues in the Rest of the World segment of Delhaize Group increased by 28.3% in the first quarter of 2010 (+18.4% at identical exchange rates) to EUR 68 million, as a result of the expansion of the store network and strong comparable store sales growth in Indonesia, while the underlying sales trend in Romania is improving compared to the fourth quarter of 2009. The Rest of the World segment recorded an operating profit of EUR 1 million in the first quarter of 2010 partly supported by better supplier terms and lower operational foreign exchange losses in Romania.

•	2010 Financial Outlook

On the basis of its first quarter results and its plans for the remainder of the year, Delhaize Group confirms its full-year guidance as issued on March 11, 2010 of operating profit growth of between 7% and 10% at identical exchange rates (operating profit growth of between 2% and 5% at identical exchange rates excluding the U.S. restructuring, store closing and impairment charges of EUR 44 million in 2009) and repeats that the growth this year will be mostly generated in the second half of the year.

•	Conference Call and Webcast

Delhaize Group’s management will comment on the first quarter 2010 results during a conference call starting May 5, 2010 at 03.00 pm CET / 09:00 am EST. The conference call can be attended by calling +44 20 7108 6248 (U.K) or +1 210 795 1098 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

•	Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the first quarter of 2010, Delhaize Group’s sales network consisted of 2 725 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues and EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Delhaize Group – Earnings Release – First Quarter 2010	5 of 17

•	Financial Calendar

• Ordinary general meeting of shareholders	May 27, 2010

• Dividend for the financial year 2009 becomes payable to owners of ordinary shares	June 3, 2010

• Dividend for the financial year 2009 becomes payable to ADR holders	June 8, 2010

• Press release – 2010 second quarter results	August 13, 2010

• Press release – 2010 third quarter results	November 10, 2010

• Press release – 2010 fourth quarter and full year revenues	January 21, 2011

• Press release – 2010 fourth quarter and full year results	March 10, 2011

•	Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

Delhaize Group – Earnings Release – First Quarter 2010	6 of 17

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

•	Condensed Consolidated Income Statement (Unaudited)

(in millions of EUR)	1st Q 2010	1st Q 2009
Revenues	4 971	5 089
Cost of sales	(3 696)	(3 760)

Gross profit	1 275	1 329
Gross margin	25.7%	26.1%
Other operating income	21	17
Selling, general and administrative expenses	(1 056)	(1 094)
Other operating expenses	1	(5)

Operating profit	241	247
Operating margin	4.8%	4.9%
Finance costs	(53)	(59)
Income from investments	2	4

Profit before taxes and discontinued operations	190	192
Income tax expense	(60)	(65)

Net profit from continuing operations	130	127

Result from discontinued operations, net of tax	—	1
Net profit (before non-controlling interests)	130	128

Net profit attributable to non-controlling interests	—	1
Net profit attributable to equity holders of the Group (Group share in net profit)	130	127

(in EUR, except number of shares)
Group share in net profit from continuing operations:
Basic earnings per share	1.30	1.26
Diluted earnings per share	1.28	1.23

Group share in net profit:
Basic earnings per share	1.29	1.27
Diluted earnings per share	1.28	1.24

Weighted average number of shares outstanding:
Basic	99 951 474	99 674 291
Diluted	101 066 851	103 275 178

Shares issued at the end of the quarter	101 116 569	100 583 284

Shares outstanding at the end of the quarter	100 128 309	99 683 766

Average USD per EUR exchange rate	1.3829	1.3029

Delhaize Group – Earnings Release – First Quarter 2010	7 of 17

•	Condensed Consolidated Statement of Comprehensive Income (Unaudited)

(in millions of EUR)	1st Q 2010	1st Q 2009
Net profit of the period	130	128

Gain (loss) on cash flow hedge	15	(6)
Reclassification adjustment to net profit	(14)	3
Tax (expense) benefit	—	—

Gain (loss) on cash flow hedge, net of tax	1	(3)
Unrealized gain (loss) on financial assets available for sale	1	(3)
Reclassification adjustment to net profit	—	—
Tax (expense) benefit	—	—

Unrealized gain (loss) on financial assets available for sale, net of tax	1	(3)
Exchange gain (loss) on translation of foreign operations	239	160
Reclassification adjustment to net profit	—	—

Exchange gain (loss) on translation of foreign operations	239	160

Other comprehensive income	241	154
Attributable to non-controlling interests	—	—

Total comprehensive income for the period	371	282
Amount attributable to non-controlling interests	—	1
Amount attributable to equity holders of the Group	371	281

Delhaize Group – Earnings Release – First Quarter 2010	8 of 17

•	Condensed Consolidated Balance Sheet (Unaudited)

(in millions of EUR)	March 31, 2010	December 31, 2009	March 31, 2009
Assets
Non-current assets	7 658	7 329	7 554
Goodwill	2 800	2 640	2 733
Intangible assets	606	574	615
Property, plant and equipment	3 918	3 785	3 924
Investment property	56	50	41
Financial assets	153	142	165
Derivative instruments	78	96	53
Other non-current assets	47	42	23
Current assets	2 667	2 419	2 779
Inventories	1 386	1 278	1 387
Receivables and other assets	627	675	687
Financial assets	52	27	31
Derivative instruments	—	—	4
Cash and cash equivalents	602	439	668
Assets classified as held for sale	—	—	2
Total assets	10 325	9 748	10 333
Liabilities
Total equity	4 792	4 409	4 483
Shareholders’ equity	4 775	4 392	4 430
Non-controlling interests	17	17	53
Non-current liabilities	3 264	3 097	3 224
Long-term debt	1 999	1 904	2 011
Obligations under finance lease	681	643	669
Deferred tax liabilities	267	227	228
Derivative instruments	14	38	12
Provisions	242	228	244
Other non-current liabilities	61	57	60
Current liabilities	2 269	2 242	2 626
Short-term borrowings	40	63	27
Long-term debt - current portion	43	42	364
Obligations under finance lease	47	44	46
Accounts payable	1 399	1 436	1 371
Derivative instruments	—	2	—
Other current liabilities	740	655	815
Liabilities associated with assets held for sale	—	—	3
Total liabilities and equity	10 325	9 748	10 333
USD per EUR exchange rate	1.3479	1.4406	1.3308

Delhaize Group – Earnings Release – First Quarter 2010	9 of 17

•	Condensed Consolidated Statement of Cash Flows (Unaudited)

(in millions of EUR)	1st Q 2010	1st Q 2009
Operating activities
Net profit (before non-controlling interests)	130	128
Adjustments for:
Depreciation and amortization - continuing operations	136	132
Impairment - continuing operations	—	1
Income taxes, finance costs and income from investments	111	120
Other non-cash items	5	12
Changes in operating assets and liabilities	(74)	12
Interest paid	(29)	(25)
Interest received	3	2
Income taxes paid	—	(12)
Net cash provided by operating activities	282	370
Investing activities
Business acquisitions	(7)	(25)
Purchase of tangible and intangible assets (capital expenditures)	(82)	(79)
Sale of tangible and intangible assets	4	4
Net investment in debt securities	(32)	(15)
Other investing activities	8	—
Net cash used in investing activities	(109)	(115)

Cash flow before financing activities	173	255

Financing activities
Exercise of share warrants and stock options	18	—
Treasury shares purchased	(12)	—
Escrow maturities	1	5
Borrowings under (repayments of) long-term loans (net of direct financing costs)	(12)	209
Borrowings under (repayments of) short-term loans, net	(24)	(126)
Settlement of derivative instruments	(1)	1

Net cash provided by (used in) financing activities	(30)	89

Effect of foreign currency translation	20	4

Net increase in cash and cash equivalents	163	348

Cash and cash equivalents at beginning of period	439	321 (1)
Cash and cash equivalents at end of period	602	669 (1)

(1)	Including EUR 1 million cash and cash equivalents of Delhaize Deutschland (Germany) reclassified as assets held for sale.

Delhaize Group – Earnings Release – First Quarter 2010	10 of 17

•	Condensed Consolidated Statement of Changes in Shareholders’ Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2010	4 392	17	4 409

Other comprehensive income	241	—	241
Net profit	130	—	130
Total comprehensive income for the period	371	—	371
Capital increases	12	—	12
Treasury shares purchased	(12)	—	(12)
Treasury shares sold upon exercise of employee stock options	6	—	6
Excess tax benefit on employee stock options and restricted shares	2	—	2
Share-based compensation expense	4	—	4
Balances at March 31, 2010	4 775	17	4 792
Shares issued	101 116 569
Treasury shares	988 260
Shares outstanding	100 128 309

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2009	4 143	52	4 195

Other comprehensive income	154	—	154
Net profit	127	1	128
Total comprehensive income for the period	281	1	282
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	5	—	5
Balances at March 31, 2009	4 430	53	4 483
Shares issued	100 583 284
Treasury shares	899 518
Shares outstanding	99 683 766

Delhaize Group – Earnings Release – First Quarter 2010	11 of 17

•	Selected Explanatory Notes (Unaudited)

General information

Delhaize Group is a Belgian international food retailer with operations in six countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the three months ended March 31, 2010 were authorized for issue by the Board of Directors on May 4, 2010.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

Such condensed financial statements do not contain all information required for full annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the financial year ended on December 31, 2009.

The accounting policies applied in this report are consistent with those applied in the Group’s 2009 consolidated financial statements (see Note 2.3 on pages 83 – 92 of the 2009 Annual Report), except for the adoption of the new accounting pronouncements listed below, which had no retrospective impact on the Group:

•	Improvements to IFRS;

•	Amendments to IFRS 2 Group Cash settled Share-based Payment Transactions;

•	Revised IFRS 3 Business Combinations;

•	Amendments to IAS 27 Consolidated and Separate Financial Statements;

•	Amendments to IAS 39 Eligible Hedged Items; and

•	IFRIC 17 Distribution of non cash assets to owners.

We refer to our comments in the 2009 Consolidated Financial Statements (see Note 2.5 on pages 93 – 94) providing a more detailed discussion of the background of the above listed new accounting pronouncements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued after December 31, 2009, but were not yet effective as of the balance sheet date.

The condensed financial statements are presented in millions of euros, being the Group’s presentation currency, except where stated otherwise.

Segment information required by IAS 34 can be found on page 4 of this Earnings Release and forms an integral part of this interim report.

Business acquisitions

During the first quarter of 2010, Delhaize Group entered into several smaller agreements, which resulted in a total increase of provisional goodwill amounting to EUR 5 million.

Non-controlling interests

Acquisition of non-controlling interests in Alfa Beta Vassilopoulos S.A.

On March 12, 2010, Delhaize Group launched through its wholly owned Dutch subsidiary Delhaize “The Lion” Nederland B.V. a new tender offer to acquire the remaining shares of its Greek subsidiary Alfa Beta Vassilopoulos S.A. (“Alfa Beta”) at EUR 35.73 per share. We refer to the Note 35 on page 139 of the 2009 Annual Report for further details on this tender offer.

During the first quarter of 2010, Delhaize Group acquired 13 471 shares of Alfa Beta on the market, and at March 31, 2010 Delhaize Group owned 11 464 580 shares (representing 90.04%) of Alfa Beta.

In accordance with the amended IAS 27 Consolidated and Separate Financial Statements, the acquisition of non-controlling interests is accounted for as an equity transaction. The difference between the amount

Delhaize Group – Earnings Release – First Quarter 2010	12 of 17

by which the non-controlling interests were adjusted and the fair value of the consideration paid was recognized directly in equity and attributed to the shareholders of the Group and has therefore no impact on goodwill.

•	Income Statement

Other operating income

(in millions of EUR)	1st Q 2010	1st Q 2009
Rental income	8	8
Income from waste recycling activities	5	2
Services rendered to suppliers	2	2
Gain on sale of property, plant and equipment	2	1
Services rendered to wholesale customers	1	1
Return check services	—	1
Other	3	2
Total	21	17

Other operating expenses

(in millions of EUR)	1st Q 2010	1st Q 2009
Store closing and restructuring expenses	4	(2)
Impairment	—	(1)
Loss on sale of property, plant and equipment	(1)	(1)
Other	(2)	(1)
Total	1	(5)

•	Balance Sheet and Cash Flow Statement

Property, plant and equipment

During the first quarter of 2010, Delhaize Group added EUR 78 million in property, plant and equipment, including EUR 10 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 3 million.

Impairment of assets

During the first quarter of 2010, Delhaize Group did not recognize any impairment charges, nor wrote down inventory to reflect decreases in anticipated selling prices below its carrying value.

Store closing and restructuring charges

In the first quarter of 2010, Delhaize Group updated and revised its estimates in connection with the US organizational restructuring, resulting in the recognition of income from changes in estimate relating to restructuring provisions of EUR 4 million. In addition, EUR 1 million in relation to store closing provisions was released, due to changes in estimates. Both amounts have been included in other operating expenses, where the reversed charges were initially recognized.

Issuance and repurchase of equity securities and debts

In the first quarter of 2010, Delhaize Group issued 245 943 new shares, purchased 195 966 of its own shares and used 163 292 treasury shares to satisfy stock options. Delhaize Group owned 988 260 treasury shares at the end of March 2010.

The Group did not issue, repurchase or repay any of its debt during the first quarter of 2010.

Dividends

The dividend payments proposed by the Board of Directors on the 2009 financial statements are subject to shareholders approval in the Ordinary General Meeting of May 27, 2010.

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•	Contingencies

Contingencies are materially unchanged from those described in Note 34 on page 139 of the 2009 Annual Report.

•	Key Events After Balance Sheet Date

There are no material events after balance sheet date.

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

•	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

•	Number of Stores

	End of 2009	End of 1st Q 2010	Change 1st Q 2010	End of 2010 Planned
United States	1 607	1 596	-11	1 640 - 1 645
Belgium	792	792	—	817 - 822
Greece	216	218	+2	229 - 234
Romania	51	53	+2	59 - 64
Indonesia	66	66	—	83 - 88
Total	2 732	2 725	-7	2 834 - 2 844

•	Organic Revenue Growth Reconciliation

(in millions of EUR)	1st Q 2010	1st Q 2009	% Change
Revenues	4 971	5 089	-2.3%
Effect of exchange rates	203
Revenues at identical exchange rates	5 174	5 089	1.7%
Divestitures	—	—
Acquisitions	(6)	—
Organic revenue growth	5 168	5 089	1.6%

•	Free Cash Flow Reconciliation

(in millions of EUR)	1st Q 2010	1st Q 2009
Net cash provided by operating activities	282	370
Net cash used in investing activities	(109)	(115)
Net investment in debt securities	32	15
Free cash flow	205	270

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•	Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	March 31, 2010	December 31, 2009	March 31, 2009
Non-current financial liabilities	2 680	2 547	2 680
Current financial liabilities	130	149	437
Derivative liabilities	14	40	12
Derivative assets	(78)	(96)	(57)
Investment in securities - non-current	(136)	(126)	(142)
Investment in securities - current	(44)	(12)	(25)
Cash and cash equivalents	(602)	(439)	(668)
Net debt	1 964	2 063	2 237
Net debt to equity ratio	41.0%	46.8%	50.0%

•	Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	1st Q 2010			1st Q 2009	2010/2009
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	4 971	203	5 174	5 089	(2.3%)	1.7%
Operating profit	241	11	252	247	(2.7%)	1.7%
Net profit from continuing operations	130	5	135	127	2.6%	6.9%
Basic EPS from continuing operations	1.30	0.05	1.35	1.26	2.7%	7.0%
Net profit (Group share)	130	5	135	127	2.2%	6.5%
Basic earnings per share	1.29	0.06	1.35	1.27	2.0%	6.2%
Free cash flow	205	14	219	270	(24.1%)	(19.1%)

(in millions of EUR)	March 31, 2010			December 31, 2009	Change
Net debt	1 964	(50)	1 914	2 063	(4.8%)	(7.2%)

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CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the three month period ending March 31, 2010 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first three months of the fiscal year 2010 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, May 4, 2010 Pierre-Olivier Beckers President and CEO	Stéfan Descheemaeker Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of cash flows, statements of changes in shareholders’ equity and selected explanatory notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”) for the three months period ended 31 March 2010. The Board of Directors of the company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the EU.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. A limited review consists of making inquiries of group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the three months period ended 31 March 2010 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

RISKS

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 68 through 71 of the 2009 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

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•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 10, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President